787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 7, 2017

Securities and Exchange Commission

Division of Investment Management

Attention: Kathy Churko

100 F Street, N.E.

Washington, DC 20549

RE:	TD Asset Management USA Funds Inc. (the “Registrant”)

Dear Ms. Churko:

On behalf of the Registrant, this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on February 3, 2017 regarding the following series of the Registrant: TD Money Market Portfolio, TD U.S. Government Portfolio, TD Municipal Portfolio, TD California Municipal Money Market Portfolio and TD New York Municipal Money Market Portfolio (each, a “Money Market Fund” and collectively, the “Money Market Funds”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment.

1.	Consider adding disclosure regarding liquidity fees and redemption gates to the notes to financial statements in the Money Market Funds’ shareholder reports on Form N-CSR.

Response: The Registrant will include disclosure regarding liquidity fees and redemption gates in the notes to financial statements of the Money Market Funds’ future shareholder reports on Form N-CSR.

2.	On the Registrant’s website, include a link where investors may obtain the most recent 12 months of publicly available information filed by each Money Market Fund pursuant to Rule 30b1-7 under the Investment Company Act of 1940, as amended (the “1940 Act”), as required by Rule 2a-7(h)(10)(iv) under the 1940 Act.

Response: The above-referenced link is included on each Money Market Fund’s Portfolio Holdings page on the Registrant's website.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

Enclosures

cc: Michele Teichner, TDAM USA Inc.